November 4, 2009

By EDGAR Transmission

Julia E. Griffith, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Par Pharmaceutical Companies, Inc.
Schedule TO-I
Filed October 14, 2009
File No. 5-46121

Dear Ms. Griffith:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 28, 2009 with respect to the Issuer Tender Offer Statement on Schedule TO-I (the “Schedule TO”) filed by Par Pharmaceutical Companies, Inc. (the “Company”) on October 14, 2009, including, among other exhibits, the Offer to Purchase, dated October 14, 2009, attached as Exhibit 99(a)(1)(i) thereto (the “Offer to Purchase”).  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

In connection herewith, we plan to file Amendment No. 1 (the “Amendment”) to the Schedule TO on or about November 9, 2009.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Staff Comments and Company Responses

Schedule TO

General

1.

Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Response:  The Company does not believe that the accounting treatment of the transaction is material to a holder’s decision whether to tender Notes to the Company.  Upon repurchase and cancellation of the Notes, the Company’s current portion of long-term debt and cash on hand will each be reduced in the same amount and the discount between the purchase price and the

November 4, 2009

face amount of the Notes repurchased, $650,000 if the tender offer is fully subscribed at a price equal to ninety-nine percent (99%) of par, will be recorded as a gain on the Company’s consolidated statements of operations.  The Company does not believe that amount would be material to a holder’s decision to tender.

Item 10 – Financial Statements

2.

You have not provided the financial information required by Item 1010(a) and (b) of Regulation M-A, arguing that it is not material here.  Please explain why the pro forma financial information required by Item 1010(b) is not material here.  We note that you are using $65,000,000 of your total cash on hand of $217,550,000 to repurchase these notes and that you are offering to repurchase up to 82.7% of the class by outstanding principal amount.  Currently, the interest expense on these Notes is significant to the Company.  We also note that since this is a partial offer, some Note Holders will remain even if this offer if fully subscribed.  Alternatively, provide the pro forma information required under Item 1010(b) in a revised disclosure document, and indicate how you will disseminate this information to Note Holders.

Response:  The Company does not believe that the pro forma financial information described in Item 1010(b) of Regulation M-A is material under the circumstances.  Initially, the Company notes that Instruction 2 to Item 10 of Schedule TO indicates that financial statements are not material to a tender offer if (i) the consideration offered consists solely of cash, (ii) there is no financing condition to the Offer and (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.  All three of these conditions are satisfied in the present tender offer.

Additionally, the Company does not believe that pro forma financial information is material to Note holders that will continue to hold Notes after the tender offer in light of the Company’s financial condition and the fact that the Notes are maturing in approximately ten months.  The Company has a strong cash position, approximately $223 million as of October 30, 2009, and has been generating significant cash from its operations.  For instance, during the first three quarters of 2009, the Company has generated $136 million from its operations, and its cash/cash equivalents and available for sale securities at the end of the last four quarters has been approximately $264 million (December 31, 2008), $205 million (March 28, 2009), $202 million (June 27, 2009) and $210 million (October 3, 2009).  Accordingly, using $65 million to complete the tender offer (if fully subscribed) would leave it with cash on hand of approximately $158 million (as of October 30, 2009), and would leave the Company with a debt obligation of only $13.6 million (if fully subscribed) to repay in September 2010.

Offer to Purchase – The Offer, page 6

3.

You state that if you make a good faith effort to comply with the laws of a jurisdiction where the making of the offer is illegal, then “if we cannot comply with any such law, the Offer will not be made to the Holders residing in that jurisdiction.”  Note that with respect to note holders residing outside the United States (if any), while you are not required to disseminate the offer materials outside the United States, Rule 13-e4(f)(8)(i)

November 4, 2009

would not permit you to reject tenders from any note holders, including foreign holders.  Please confirm your understanding in your response letter.

Response:  The Company confirms its understanding that Rule 13-e4(f)(8)(i) does not permit it to reject tenders from any note holders, including foreign holders.

Forward-Looking Statements, page v

4.

Delete or revise the final sentence of this section to remove the implication that you do not have a duty to update the forward-looking information in the offer to purchase.

Response:  The Company will delete the final sentence of this section in its entirety and replace it with the following sentence:

“Any forward-looking statements included in this Offer are made as of the date hereof only, based on information available to the Company as of the date hereof, and, subject to any applicable law to the contrary, the Company assumes no obligation to update any forward-looking statements.”

Conditions of the Offer, page 19

5.

In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control.  Please revise the second sub-bullet point in this section, which allows you to terminate the offer if there is a pending or threatened suit which “otherwise relates in any manner to the offer,” to narrow the types of suits implicated.

Response:  The Company will delete the phrase “otherwise relates in any manner to the offer” in its entirety from the sub-bullet point in this section.

Press Release dated October 14, 2009 – Exhibit 99(a)(5)(i)

6.

The safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer, including this press release filed as offer materials.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934.  Please do not reference the Reform Act in future offer materials, including press releases or other filings.

Response:  The Company will not reference the Reform Act in future offer materials, including press releases or other filings.

**********************************

In addition, attached hereto as Exhibit A is a letter from the Company acknowledging that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO and any amendments thereto;

November 4, 2009

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO or any amendment thereto; and

•

the Company may not asset Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter.  Please do not hesitate to call me at (212) 536-3930 with any questions you may have with respect to the foregoing.

Sincerely,

/s/Whitney J. Smith

Whitney J. Smith

cc:

Thomas Haughey, EVP, Chief Administrative Officer,

General Counsel and Secretary

Lawrence Kenyon, EVP and Chief Financial Officer

Barry Gilman, Senior Director, Legal

Exhibit A

November 4, 2009

Julia E. Griffith, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Par Pharmaceutical Companies, Inc.
Schedule TO-I
Filed October 14, 2009
File No. 5-46121

Dear Ms. Griffith:

As requested by the Staff of the Securities and Exchange Commission (the “Commission”), Par Pharmaceutical Companies, Inc. (the “Company”) does hereby acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-I and any amendments thereto;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO-I or any amendment thereto; and

•

the Company may not asset Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions regarding this letter or its contents.

Sincerely,

/s/ Thomas J. Haughey

Thomas J. Haughey

Executive Vice President, Chief

Administration Officer, General

Counsel and Secretary